Exhibit 21.1
List of Subsidiaries of Datadog, Inc.

Name	Jurisdiction
Datadog France SAS	France
Datadog Ireland Limited	Ireland
Datadog Cloud Spain SL	Spain
Datadog Ireland Limited UK Branch	United Kingdom
Datadog Netherlands BV	Netherlands